UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MEDIA CONTACT: Gil Messing Check Point Software Technologies press@checkpoint.com	INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies ir@checkpoint.com

Check Point Software Completes Acquisition of Perimeter 81
Accelerating the adoption of secure access across remote users, sites, and cloud with the industry´s fastest and most secure SASE solution

SAN CARLOS, CA.  – September 13, 2023 -- Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announced the completion of its acquisition of Perimeter 81, a pioneering Security Service Edge (SSE) company, with a team of over 200 employees that serves more than 3,000 customers worldwide. As hybrid work and cloud migration continue to be the norm, this acquisition reinforces Check Point's dedication to ensuring fast and secure access for remote users, sites, datacenters, and the internet.

“Welcoming Perimeter 81 into the Check Point family fortifies our position in the SASE market,” stated Gil Shwed, CEO at Check Point Software Technologies. "Their unique suite, which offers Zero-Trust Access, full mesh connectivity, and swift one-hour deployment, aligns perfectly with our vision of delivering the industry’s fastest, most secure SASE solution."

Perimeter 81´s technology offers a unique suite of capabilities:

•	Fast and secure Internet access for remote users and branch offices
•	Cloud delivery with on-device network protection; avoiding latency, complexity and privacy concerns
•	Zero-Trust with full mesh connectivity among users, branches and applications
•	Simple and fast one hour deployment
•	Intuitive administration that reduces day-to-day overhead

Check Point Infinity, the industry's only consolidated cybersecurity architecture, shields enterprises across networks, endpoints, cloud, and mobile devices. This robust system not only meets the challenges posed by expanding connectivity and security gaps but also ensures collaborative threat intelligence sharing. The incorporation of Perimeter81 into Check Point Infinity will heighten security precautions from the initial development phase, pinpoint vulnerabilities, and guide the necessary rectifications.

Complementing this move, Check Point´s recent acquisition of Atmosec, a company specializing in the rapid discovery and disconnection of malicious SaaS applications, stands as a testament of the company´s proactive stance to enhance it´s SaaS security offering and bridge security gaps in SaaS applications. The inclusion of both Perimeter 81 and Atmosec with Check Point Infinity´s architecture will deliver a complete SASE offering across internet access, Zero-Trust private access, SaaS security and SD-WAN. This positions Check Point to lead in delivering unparalleled security solutions tailored to intricate cloud environments.

Discover more about Check Point Infinity here.

Follow Check Point via:
Twitter: https://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: https://blog.checkpoint.com
YouTube: https://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

©2023 Check Point Software Technologies Ltd. All rights reserved | P. 2

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cybersecurity solutions to corporate enterprises and governments globally.  Check Point Infinity’s portfolio of solutions protects enterprises and public organisations from 5th generation cyberattacks with an industry leading catch rate of malware, ransomware and other threats. Infinity comprises four core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management; Check Point Horizon, a prevention-first security operations suite. Check Point protects over 100,000 organizations of all sizes.

About Perimeter 81 Ltd.
Perimeter 81 (www.perimeter81.com) delivers a robust, yet easy to use, converged network and security platform which connects all users, in the office or remote, to all corporate resources, located on-prem or in the cloud. Fully delivered as an easy-to-use cloud-native service and managed from a unified console. It enables any business to build a secure corporate network over a private and owned global backbone, without any hardware and within minutes. Perimeter 81’s solution is used by more than 3,000 customers and partners that are among the world’s managed service providers, and channel resellers. The company has over 200 employees.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions and Perimeter 81’s products and solutions, our expectations related to our ability to deliver the fastest and most Secure Access Service Edge (SASE) solution in the industry, our ability to leverage Perimeter 81’s capabilities and integrate them into Check Point Infinity’s architecture, and the consummation of the acquisition of Perimeter 81, and the expected timeline for the consummation of the acquisition. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this press release are subject to risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

©2023 Check Point Software Technologies Ltd. All rights reserved | P. 3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Roei Golan
Roei Golan
Chief Financial Officer

September 13, 2023

©2023 Check Point Software Technologies Ltd. All rights reserved | P. 4